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                                                                   Exhibit 99.14

                      GROW GROUP RECEIVES UNSOLICITED BID
                      -----------------------------------

          NEW YORK, NEW YORK, May 8, 1995... Grow Group, Inc. ("Grow") (NYSE:GRO) announced today that The Sherwin-Williams Company has commenced an unsolicited tender offer to acquire, subject to certain conditions, all outstanding shares of Grow Common Stock at a price of $19.50 per share. The Sherwin-Williams Offer is scheduled to expire on June 5, 1995.

          Grow said that it will study Sherwin-Williams' offer and its Board of Directors will consider the Sherwin-Williams offer and advise Grow shareholders as to its recommendation.

          Last week, Grow announced that it entered into a definitive merger agreement with Imperial Chemical Industries, PLC, an English company ("ICI"), pursuant to which ICI offered to purchase all outstanding shares of Grow Common Stock for $18.10 per share. ICI's cash tender offer commenced on Thursday, May 4, 1995 and is scheduled to expire on Thursday, June 1, 1995.

          In connection with the Merger Agreement with ICI, Corimon, S.A.C.A., which owns approximately 25% of Grow's shares, entered into a separate Option Agreement with ICI at a price of $17.50 per share. ICI's purchase of the shares owned by Corimon is conditioned upon ICI's prior consummation of its tender offer.

          Grow Group is a leading producer of specialty chemical coatings and paints and household products. Grow operations include manufacturing facilities, sales offices and licensees throughout the world.